UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42734

Ten-League International Holdings Limited

c/o 7 Tuas Avenue 2, Singapore 639447

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed in the Current Reports on Form 6-K of Ten-League International Holdings Limited (the “Company”) filed with the U.S. Securities and Exchange Commission on September 12, 2025 and March 16, 2026, the Company received a notification letter from the Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on September 9, 2025, notifying the Company that the minimum closing bid price per share for its Class A ordinary shares was below $1.00 for a period of 30 consecutive business days and, as a result, the Company did not meet the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”). Nasdaq provided the Company with a 180-calendar-day compliance period, or until March 9, 2026, to regain compliance.

On March 10, 2026, the Company received a delist determination from Nasdaq stating that, since the Company had not regained compliance with the Bid Price Requirement by March 9, 2026, the Company’s securities were subject to delisting unless the Company timely requested a hearing before an independent Hearings Panel (the “Panel”). In response to the determination, the Company submitted a hearing request, which stayed any suspension or delisting action at least pending the hearing and the issuance of the Panel decision following the hearing on April 16, 2026.

On May 12, 2026, the Company received a letter confirming that the Panel had granted the Company’s request for continued listing on Nasdaq on the condition that the Company demonstrate compliance with the Bid Price Requirement by May 15, 2026.

On May 26, 2026, the Company was formally notified by Nasdaq that the Company had regained compliance with the Bid Price Requirement. The compliance determination further stated that the Company remains subject to a Mandatory Panel Monitor through May 26, 2027. If within the one-year monitor period the Company fails to evidence a closing bid price of $1.00 per share for 30 consecutive business days, the Company will not be afforded a grace period otherwise available under the Nasdaq Listing Rules; rather, Staff will issue a delist determination, at which time the Company may request a new hearing before the Panel. In such event, the Company’s request for a hearing would stay any further suspension or delisting action by the Staff at least pending the Panel hearing and the expiration of any extension period that may be provided by the Panel following the hearing.

On June 1, 2026, the Company issued a press release announcing that it has regained compliance with the Bid Price Requirement. A copy of the press release is attached hereto as Exhibit 99.1.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 1, 2026, titled “[—]”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ten-League International Holdings Limited

Date: June 1, 2026	By:	/s/ Jison Lim
	Name:	Jison Lim
	Title:	Director and Chairman

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